                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K
(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     OF 1934

For the fiscal year ended December 31, 2000

                                  OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ____________

Commission file number 1-6841

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
 -----------------------------------------------------------------------------
         (Title of plan and address of plan, if different from issuer)


                                 SUNOCO, INC.
 -----------------------------------------------------------------------------
        (Exact name of issuer of securities held pursuant to the plan)


          PENNSYLVANIA                                     23-1743282
----------------------------------                     -------------------
(State or other jurisdiction of                         (I.R.S. Employer
incorporation or organization)                         Identification No.)

       TEN PENN CENTER, 1801 MARKET STREET, PHILADELPHIA, PA  19103-1699
 -----------------------------------------------------------------------------
                   (Address of principal executive offices)
                                  (Zip Code)

                                (215) 977-3000
 -----------------------------------------------------------------------------
             (Registrant's telephone number, including area code)

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



         SUNOCO, INC. (Registrant)

         SUNOCO, INC. CAPITAL ACCUMULATION PLAN

BY       /s/Joseph P. Krott
         ------------------
         Joseph P. Krott
         Comptroller
         (Principal Accounting Officer)

DATE     June 28, 2001

                        REPORT OF INDEPENDENT AUDITORS

Plan Administrator
Sunoco, Inc. Capital Accumulation Plan

We have audited the accompanying statements of assets available for benefits of the Sunoco, Inc. Capital Accumulation Plan (Plan) as of December 31, 2000 and 1999, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2000 and 1999 and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ ERNST & YOUNG LLP
---------------------
Ernst & Young LLP

Philadelphia, Pennsylvania
June 15, 2001

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                  STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
                         AT DECEMBER 31, 2000 AND 1999



                                                   2000              1999
                                                   ----              ----



Investment in Sunoco, Inc. Defined
  Contribution Master Trust  (Notes 1
  and 2)                                        $802,912,076      $800,903,321
Loans receivable from participants,
  including accrued interest (Note 1)             17,098,921        16,053,428
                                                ------------      ------------
Assets available for benefits (Note 5)          $820,010,997      $816,956,749
                                                ============      ============

                See accompanying notes to financial statements.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
            STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


                                                2000              1999
                                                ----              ----


Additions (deductions):

  Employees' contributions                  $ 24,944,418       $ 24,890,064

  Employers' contributions                    13,807,123         13,908,253

  Transfers and rollovers from tax-
    qualified plans (Note 1)                   9,750,682          5,678,415

  Interest income                              1,384,191          1,306,790

  Increase in value of participation in
    Sunoco, Inc. Defined Contribution
    Master Trust (Notes 1 and 3)              17,947,947         56,309,235

  Benefits paid to participants (Note 5)     (63,603,231)       (60,826,386)

  Administrative expenses (Note 2)            (1,176,882)          (843,598)
                                            ------------       ------------


Net additions                                  3,054,248         40,422,773


Assets available for benefits,               816,956,749        776,533,976
  beginning of year                         ------------       ------------

Assets available for benefits,              $820,010,997       $816,956,749
  end of year                               ============       ============


                See accompanying notes to financial statements.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.       GENERAL DESCRIPTION
         -------------------

         The Sunoco, Inc. Capital Accumulation Plan (Plan) is a combined profit-sharing and employee stock ownership plan. The Plan provides eligibility for membership for certain employees of Sunoco, Inc. and its participating subsidiary companies (collectively, Sunoco) who have completed at least 1,000 hours of service with Sunoco in a twelve-month period. An eligible employee can join the Plan at any time starting with the first payroll period which begins on or next following the day after he or she gives written notice to the Plan Administrator. The ESOP Fund is an employee stock ownership plan, while the remaining funds form a profit-sharing plan.

         The Plan provides an individual account for each participant. Amounts disbursed to participants or transferred among funds are based solely upon amounts contributed to each participant's account adjusted to reflect any withdrawals and distributions, investment earnings attributable to such account balances, and appreciation or depreciation of the market value of the account balance.

         Contributions:
         -------------

         In general, a participant may make Basic Contributions to the Plan of up to 5% in whole percentages of base pay on a pre-tax basis (Basic Pre-Tax Contributions) or on a post-tax basis (Basic Post-Tax Contributions). The participant also may elect to make additional contributions up to 10% of base pay provided, however, that Basic Pre-Tax or Basic Post-Tax Contributions are at least 5% of base pay. The additional 10% may be contributed either on a pre-tax basis (Additional Pre-Tax Contributions), post-tax basis (Additional Post-Tax Contributions) or any combination thereof. For certain participants, limitations imposed by the Internal Revenue Code of 1986, as amended
         (Code), as described below, restrict their ability to make Basic Pre-Tax Contributions or Additional Pre-Tax Contributions. However, such participants may make Basic Post-Tax Contributions and Additional Post-Tax Contributions such that the sum of their total and employer contributions do not exceed other limits imposed by the Plan or the Code.

         For every dollar a participant contributes as Basic Contributions, Sunoco contributes another full dollar (Matching Employer Contributions).

         Pre-tax contributions by each participant may not exceed an annual limit which is determined under Internal Revenue Service (IRS) regulations. This limit was $10,500 in 2000 and $10,000 in 1999.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         The pre-tax contributions and combined Basic Post-Tax Contributions, Additional Post-Tax Contributions and Matching Employer Contributions of participants who come within the classification of "highly compensated employees" as defined in the Code, may not exceed certain technical limits under the Code. Generally, the allowable percentage of such contributions for the highly compensated employees is dependent upon the percentage of contributions made by all other employees. These limitations may have the effect of reducing the level of contributions initially selected by the highly compensated employees. In addition, the total employer and employee contributions which may be allocated to a participant's account may be limited by Section 415 of the Code.

         The Plan contains a special provision designed to permit the Plan to borrow money to purchase a significant number of shares of Sunoco Common Stock. Such borrowing could only occur upon the action of the Board of Directors of Sunoco, Inc. If this should occur, the securities purchased with the proceeds of such a loan will not be allocated immediately to the accounts of Plan participants but will be held by the Plan in an unallocated suspense account. Securities will be released from the suspense account as the loan is repaid and will be allocated to participants' accounts according to the ratio which the participant's compensation bears to the compensation of all participants in the Plan. No participant contributions will be required or permitted in paying off the loan. Further, subject to applicable limitations imposed by Section 415 of the Code and limitations on allocations as set forth in the Plan, any securities which are allocated to participants' accounts as a result of the repayment of the loan may, at the discretion of the Plan Administrator, be used to satisfy Sunoco's obligation with respect to any Matching Employer Contributions. As of December 31, 2000, no borrowings had been approved.

         A participant's account is credited daily with units representing interests held in each of the funds described below except for the Personal Choice Retirement Account (PCRA) Fund. A participant's account balance is immediately 100% vested.

         Investment Alternatives:
         -----------------------

         Bankers Trust Company is the Trustee for all investments. The participant has the option of investing in any one or more of six core investment funds (collectively, the Core Funds) (the Equity Index Fund; the U.S. Extended Market Equity Fund; the International Equity Fund; the Diversified Investments Fund; the Capital Preservation Fund; and the Sunoco Common Stock Fund) and the Personal Choice Retirement Account (PCRA) Fund. For all funds except the PCRA Fund, participants' accounts earn a blended rate, or weighted average, of all of the investments held in the respective funds. These seven funds and the ESOP Fund are currently invested in corresponding funds with the same investment objectives in the Sunoco, Inc. Defined Contribution Master Trust (Master Trust). The Master Trust also includes investments from other Sunoco tax-qualified defined contribution plans. Except for the PCRA Fund, each plan's relative interest in the individual Master Trust funds and the related income

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         and administrative expense is determined on a basis proportionate to each plan's past contributions adjusted to reflect distributions, transfers and prior investment earnings to such funds.

         The PCRA investments are held in separate accounts for each participant. If a participant wants to transfer an amount to the PCRA Fund, at a minimum, the greater of $1,000 or 10 percent of his account balance must remain invested in the Core Funds. Actual income, losses and investment expenses associated with PCRA investments are recorded directly in the respective participants' accounts.

         The following table sets forth each fund's respective share of the total net assets of the corresponding Master Trust fund at December 31, 2000 and 1999:

                                                   2000                 1999
                                                   ----                 ----
          Equity Index Fund                       98.4786%             98.5680%
          U.S. Extended Market Equity Fund        97.3603%             98.8610%
          International Equity Fund               96.9959%             99.3473%
          Diversified Investments Fund            96.8466%             97.0640%
          Capital Preservation Fund               93.0785%             92.9696%
          Sunoco Common Stock Fund               100.0000%            100.0000%
          ESOP Fund                              100.0000%            100.0000%
          PCRA Fund                              100.0000%            100.0000%


         Set forth below is a brief description of these funds:

         Equity Index Fund - a fund to be invested by investment managers in a broadly diversified portfolio of common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations. The fund may not be invested in any Sunoco, Inc. securities except that an index fund may contain Sunoco, Inc. securities. The Equity Index Fund of the Master Trust is currently invested in an index fund maintained by Deutsche Asset Management which is designed to approximate the performance of the Standard & Poor's 500 Composite Stock Index; however, alternate stock market indices and/or an actively managed portfolio could be substituted at any time.

         U.S. Extended Market Equity Fund - a fund to be invested by investment managers in a portfolio of common stocks, other types of equity investments and/or an index fund of small and medium-sized United States companies diversified across a broad range of industry sectors. The U.S. Extended Market Equity Fund of the Master Trust is currently invested in an index fund maintained by Deutsche Asset Management which is designed to approximate the performance of the Russell 2500 Index; however, alternate stock market indices and/or an actively managed portfolio could be substituted at any time.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)



1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         International Equity Fund - a fund to be invested by investment managers in a diversified portfolio of common stocks, other types of equity investments and/or an index fund of companies based outside the United States. This fund is subject to foreign currency exchange rate risk and "single country" investment risk. The International Equity Fund of the Master Trust is currently invested in an actively managed portfolio which is managed by the Capital Guardian Trust Company.

         Diversified Investments Fund - a fund to be invested by investment managers in a combination of equity investments (diversified common stocks, other types of equity investments and/or an index fund of large, established, well-known corporations) and fixed income securities, including U.S Treasury bonds and money market instruments. The fund may not be invested in any Sunoco, Inc. securities except that an index fund may contain Sunoco, Inc. securities. The Diversified Investments Fund of the Master Trust is currently invested in a tactical asset allocation fund managed by Barclays Global Investors.

         Capital Preservation Fund - a fund to be invested in: (1) contracts with insurance companies or other financial institutions backed by the types of obligations described in (3) and (4) below (synthetic investment contracts); (2) contracts with insurance companies or other financial institutions where the repayment of principal and payment of interest at a fixed rate for a fixed period of time are backed by the financial strength of such financial institutions (standard investment contracts); (3) U.S. government-backed and agency obligations; or (4) fixed income securities of corporations primarily rated "investment grade" and high-quality asset-backed securities primarily rated "AAA". The Capital Preservation Fund of the Master Trust is currently managed by Certus Asset Advisors.

         Sunoco Common Stock Fund - a fund to be invested principally in Sunoco Common Stock. Cash contributions directed for investment in the Sunoco Common Stock Fund are used by the Trustee to purchase Sunoco Common Stock on securities exchanges, from Sunoco, Inc., or from any other bona fide offeror of such Sunoco Common Stock, at the lowest price obtainable at the time.

         ESOP Fund - a fund to be invested principally in Sunoco Common Stock, which constitutes an employee stock ownership plan under Section 4975(e)(7) of the Code. No contributions are invested directly in the ESOP Fund.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         PCRA Fund - a fund to be invested by the participant in a wide range of investment choices including common stocks listed on major U.S. exchanges, over-the-counter stocks, bonds and eligible mutual funds. Investments are made as directed by the participant and are purchased through Charles Schwab & Co., Inc., a brokerage firm. Participants may not invest in common stock or debt securities of Sunoco through this account.

         Each of the above funds may invest in short-term investments for purposes of administering the funds, including satisfying the transfer and withdrawal requests of participants.

         The following table details the above funds' investments in the net assets of the corresponding Master Trust funds at December 31, 2000 and 1999:

                                                                   2000                      1999
                                                                   ----                      ----
         Equity Index Fund                                     $227,080,244              $264,098,373

         U.S. Extended Market Equity Fund                        32,890,645                25,378,529

         International Equity Fund                               25,378,288                27,613,529

         Diversified Investments Fund                           117,115,944               124,488,355

         Capital Preservation Fund                              242,508,937               241,438,199

         Sunoco Common Stock Fund                                72,866,046                52,118,127

         ESOP Fund                                               57,227,215                44,875,997

         PCRA Fund                                               27,844,757                20,892,212
                                                               ------------              ------------
         Investment in Sunoco, Inc.
          Defined Contribution Master Trust                    $802,912,076              $800,903,321
                                                               ============              ============

         At December 31, 2000 and 1999, the Capital Preservation Fund of the Master Trust is principally invested in both synthetic and standard investment contracts.

         The synthetic investment contracts are currently with Bank of America, CDC Financial Products, Inc., Monumental Life Insurance Co., National Westminster Bank plc, Rabobank Nederland, Transamerica Life Companies and Westdeutsche Landesbank Giroentrale. They are composed of underlying assets and "wrappers", which are contracts that enable withdrawals to be made at contract value, rather than at the market value of the underlying assets. The contracts have underlying assets invested either directly or through collective trust funds in government agency-backed collateralized mortgage obligation issues, government and corporate bonds and other asset-backed securities. The contracts are presented below in two separate portfolios based upon the investment strategy for the underlying assets. The assets in the "Buy and Hold Portfolios" are expected to be held until maturity, while the "Managed Portfolios" are actively managed to reflect changing market conditions. Interest crediting rates for these contracts are reset at least quarterly, as specified in the respective contracts.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         The following table details for each synthetic investment contract respective interest crediting rates and percentage of the net assets of the Capital Preservation Fund of the Master Trust at December 31, 2000 and 1999:

                                                                                                       % of Master Trust
                                                                                                     Capital Preservation
         Financial Institutions                                    Average Interest                     Fund Net Assets
         Providing Wrapper                                          Crediting Rate                         at 12/31
         ----------------------                                  ---------------------            --------------------------
                                                                  2000           1999               2000              1999
                                                                 ------         ------            ---------         --------
         Buy and Hold Portfolios:
         -----------------------

         CDC Financial Products, Inc.                            6.58%           6.58%                3                 3

         Monumental Life Insurance Co.                           6.69%           5.88%                4                 1

         National Westminster Bank plc                           6.98%           6.64%                2                 4

         Rabobank Nederland                                      6.53%           5.78%                8                 4

         Transamerica Life Companies                             6.88%           6.61%               --                 3

         Managed Portfolios:
         ------------------
         Bank of America                                         6.32%           6.70%               16                16

         Monumental Life Insurance Co.                           6.35%           6.74%               22                22

         Westdeutsche Landesbank
          Giroentrale                                            6.34%           6.73%               16                17
                                                                                                    ---               ---
                                                                                                     71%*              70%*
                                                                                                    ===               ===

         ----------
         *The other 29% and 30% of net assets of the Capital Preservation Fund of the Master Trust at December 31, 2000 and 1999, respectively, are invested in standard investment contracts (20% and 21%) and in cash and collective trust funds (9% and 9%) maintained by Barclay's Global Investors. The collective trust funds are comprised primarily of U.S. government-backed and agency obligations and short-term investments.

          Over time, the contracts will earn the rate of return of the underlying assets.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         Identified below are the insurance companies and other financial institutions that have entered into standard investment contracts as of December 31, 2000 and 1999 with the Master Trust to pay interest on funds invested in them:

                                                                                           % of Master
                                                                                          Trust Capital
                                                                   Effective              Preservation
                                                                     Annual              Fund Net Assets
                                                                    Interest                at 12/31                 Last
                                                                   Rate (Net          --------------------         Maturity
Financial Institution                                             of Expenses)        2000            1999           Date
---------------------                                             ------------        ----            ----         --------
Hartford Life Insurance Company                                      7.13%             2                -          12/15/05
Monumental Life Insurance Company                                    5.58%             2                2          12/16/02
New York Life Insurance Co.                                          7.97%             -                2          10/16/00
Ohio National Life Insurance Company                                 5.96%             2                2          11/15/02
Pacific Life Insurance Company                                       4.98%             2                2          11/15/01
Protective Life Insurance Company                                    6.74%             1                2           6/15/01
Safeco Life Insurance Companies                                      7.05%             -                1           6/15/00
Safeco Life Insurance Companies                                      6.55%             2                2          12/17/01
Safeco Life Insurance Companies                                      6.00%             2                2           7/15/03
Security Life of Denver Insurance Company                            6.56%             2                2           9/16/02
SunAmerica Life Insurance Co.                                        6.68%             3                2          11/17/03
United of Omaha                                                      7.09%             2                2          11/15/04
                                                                                      ---              ---
                                                                                      20%              21%
                                                                                      ===              ===

         The Plan's relative interest in the standard investment contracts with insurance companies or other financial institutions described above represents the maximum potential credit losses from concentrations of credit risk in the Capital Preservation Fund in accordance with the provisions of Statement of Financial Accounting Standards No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk" (SFAS No. 105). SFAS No. 105 requires that such potential credit losses be determined assuming (1) complete nonperformance by the counterparties to the transactions and (2) any related collateral has no value. There is no collateral associated with substantially all of the standard investment contracts in the Capital Preservation Fund. Plan management believes that future credit losses of the Plan's investment in the Capital Preservation Fund of the Master Trust, if any, would not be material in relation to the Capital Preservation Fund's net assets available for benefits at December 31, 2000. There are no other significant concentrations of credit risk in other Plan assets.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         The average interest crediting rates at December 31, 2000 and 1999 for all synthetic and standard investment contracts in the aggregate were 6.38% and 6.58%, respectively. The average yields for the years ended December 31, 2000 and 1999 for such contracts in the aggregate were 6.54% and 6.40%, respectively.

         Employers' Contributions:
         ------------------------

         Employer contributions are invested in each of the funds in the same proportion as the participant's contributions are invested in such funds.

         Investment Earnings Reinvestment/Distribution:
         ---------------------------------------------

         Earnings from dividends and interest in all funds (except the ESOP Fund and the PCRA Fund) are retained by the Trustee and reinvested in the same fund. A participant who has funds in the ESOP Fund may elect to receive a payment equal to the dividends due on all Sunoco Common Stock attributable to his or her account in the ESOP Fund (dividend equivalents) if they exceed $10. Dividends on Sunoco Common Stock in the ESOP Fund for which a participant has not elected to receive an equivalent distribution, or which are not eligible for payment, are credited to his or her account in the ESOP Fund and are reinvested in Sunoco Common Stock by the Trustee. Earnings from dividends and interest in the PCRA Fund are invested in short-term investments that are credited directly to the participant's account.

         Rollovers, Withdrawals and Transfers:
         ------------------------------------

         Certain employees of Sunoco may roll over the taxable portion of a distribution from a tax-qualified plan of a previous employer into the Plan, provided certain conditions imposed by the Plan Administrator are met. Such transfers are separately reflected in the statements of changes in assets available for benefits.

         Employees who terminate employment and elect to defer the distribution of their Plan account may also directly roll over the taxable portion of distributions from other Sunoco tax-qualified plans into the Plan.

         Upon retirement or other termination of employment, the balances credited to a participant's account will be held in the Plan until the participant reaches age 70 1/2, unless the participant elects an earlier distribution. However, if the participant is still employed at age 70 1/2, the balances will be distributed at retirement. Alternatively, a participant who terminates service may request that the account balance be transferred directly to an individual retirement account or annuity or a defined contribution plan maintained by a successor employer. Retirees or terminated vested persons, regardless of age, may elect to take periodic distributions either through withdrawals every six months in varying amounts or in substantially equal payments every six months over the participant's remaining life expectancy.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         A participant, during employment, may withdraw up to 100% of Matching Employer Contributions, including any earnings thereon, and his ESOP sub-account under the ESOP Fund, if any, provided that such contributions have been in the Plan for two years. In addition, a participant may withdraw up to 100% of Additional Post-Tax Contributions including any earnings thereon. Withdrawals are permitted once every six months.

         Withdrawals from the Equity Index Fund, U.S. Extended Market Equity Fund, International Equity Fund and Diversified Investments Fund are made in cash only while those from the Capital Preservation Fund may be made in cash or as an annuity. Withdrawals from the Sunoco Common Stock Fund and the ESOP Fund are made in the form of Sunoco Common Stock or cash at the participant's discretion. Withdrawals of Sunoco Common Stock are valued at the closing market prices on the last business day of the week in which the notice of withdrawal has been processed by the Plan. Withdrawals will be distributed from participants' accounts in the following order:

                        Capital Preservation Fund
                        Diversified Investments Fund
                        Equity Index Fund
                        U.S. Extended Market Equity Fund
                        International Equity Fund
                        Sunoco Common Stock Fund
                        ESOP Fund

         Account balances in the PCRA Fund cannot be withdrawn directly. Participants must first liquidate investments held in the PCRA Fund and transfer sufficient proceeds to one of the other investment funds from which the withdrawal or a loan to the participant (see below) can be made.

         While actively employed, a participant generally is not entitled to withdraw Basic Pre-Tax Contributions, Basic Post-Tax Contributions or Additional Pre-Tax Contributions, including earnings thereon.

         A participant may transfer investments among all funds (except the Loan
         Fund), subject generally to the following rules. A participant may elect to change the investment allocation percentage for any fund (except the Loan Fund or PCRA Fund) or elect to transfer a specified dollar amount from the Equity Index Fund, U.S. Extended Market Equity Fund, International Equity Fund, Diversified Investments Fund, Capital Preservation Fund and PCRA Fund or share equivalents from the Sunoco Common Stock and ESOP Funds. Transfers or changes in fund allocation percentages may be made daily.

         Should total withdrawals or transfers from a fund during a month cause the Trustee to liquidate securities, resulting in a gain or loss to the fund, such gain or loss will be allocated, pro rata, among the participants who made such withdrawals or transfers during that month.

         Notwithstanding the foregoing, benefit payments shall be made in accordance with the Code and IRS regulations and shall be made to a participant and/or his or her designated beneficiary not later than April 1 of the calendar year following the calendar year in which the participant attains 70 1/2 years of age or, if employed at age 70 1/2, at retirement.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)


1.       GENERAL DESCRIPTION (Continued)
         ------------------------------

         Loans to Participants
         ---------------------

         The Plan Administrator has the authority, at his sole discretion, to direct the Trustee to lend a participant an amount not exceeding certain portions of the participant's account balance in the Plan. Participants are eligible to borrow if they are on the active payroll of Sunoco and have a Plan account balance of at least $2,000. The minimum loan amount is $1,000, while the maximum loan amount is the lesser of (a) $50,000 adjusted downward by the highest outstanding loan balance in the past twelve months or (b) one-half the value of the participant's account balance. Participants are permitted to borrow only once in a twelve-month period and to have no more than two loans outstanding at any time. Loan proceeds are withdrawn from each fund in which the participant has an account balance (except for the PCRA Fund) on a pro rata basis and are not taxable to the participant when received. Any loan which is not repaid according to its terms is in default and the outstanding loan balance (including accrued interest thereon) is treated as a distribution from the Plan. Loans may be prepaid in full but only after they have been outstanding for at least six months. Loans are reflected in the accompanying statements of assets available for benefits. As loans receivable (including interest thereon) are repaid, amounts are transferred into the funds in the same proportion as the participant's current contributions.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         Use of Estimates:
         ----------------

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

         Investments:
         -----------

         The valuation of the Plan's interests in collective trust funds or its relative interest in such funds held by the Master Trust is based on the closing market price on the last business day of the year of the assets held in the funds; the Plan's relative interest in such funds is determined by the Trustee on a unit-method basis. The Plan's relative interest in investments in both synthetic and standard investment contracts with insurance companies or other financial institutions held by the Master Trust are stated at contract value. Contract value represents contributions made under the contract plus interest accrued at the contract rate less any withdrawals. Synthetic investment contracts earn interest at rates that are reset at least quarterly as specified in the respective contract while standard investment contracts earn interest at fixed rates. The Master Trust's management believes that the contract value of all of its investment contracts approximates fair value. However, since there is no significant secondary market for these investments, contract value may not be

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
         -----------------------------------------------------

         indicative of amounts that could be realized in a current market exchange. The valuation of Sunoco Common Stock is based on the closing market price reported on the New York Stock Exchange on the last business day of the Plan year. Investments held in the PCRA Fund are valued at their closing market prices on the last business day of the Plan year.

         Purchases and sales of securities are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date; interest income is recorded as earned on an accrual basis. The net appreciation in the fair value of investments, which consists of realized gains (losses) and unrealized appreciation (depreciation), is reported as a component of the increase in value of participation in the Sunoco, Inc. Defined Contribution Master Trust (Note 3).

         Benefits Paid to Participants:
         -----------------------------

         Benefits paid to participants, which include withdrawals and distributions, are recorded upon distribution.

         Administrative Expenses:
         -----------------------

         All brokerage fees, taxes and other expenses related to the purchase and sale of securities in all funds are paid out of the respective assets of such funds. All other costs and expenses (other than the cost of services provided by Sunoco employees which are paid by Sunoco) incurred in administering the Plan are generally charged, pro rata, to each of the respective funds (except the PCRA Fund). Participants with investments in the PCRA Fund are charged a separate administrative fee which is deducted from their Core Fund investments.

         Reclassifications:
         -----------------

         Certain amounts in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)


3.       SUPPLEMENTAL INFORMATION
         ------------------------

         The increase in value of participation in the Sunoco, Inc. Defined Contribution Master Trust for the years ended December 31, 2000 and 1999 was composed of the following:

                                                                                      2000                   1999
                                                                                      ----                   ----
         Net appreciation (depreciation) in fair value of investments:
            Equity Index Fund                                                     $(22,900,252)          $ 47,476,658
            U.S. Extended Market Equity Fund                                        (3,483,158)             5,828,454
            International Equity Fund                                               (6,348,743)             9,883,074
            Diversified Investments Fund                                             2,332,030             12,347,837
            Sunoco Common Stock and ESOP Funds                                      42,229,516            (42,558,306)
            PCRA Fund                                                              (12,978,222)             4,542,970
                                                                                  ------------           ------------
                                                                                    (1,148,829)            37,520,687
         Dividend income                                                             4,449,592              3,686,617
         Interest income                                                            14,507,545             15,052,148
         Income from collective trust funds                                            139,639                 49,783
                                                                                  ------------           ------------
                                                                                  $ 17,947,947           $ 56,309,235
                                                                                  ============           ============

4.       INCOME TAX STATUS
         -----------------

         The Plan has received a determination letter from the Internal Revenue Service dated September 16, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
         ---------------------------------------------------

         The following is a reconciliation of assets available for benefits per the financial statements to the Internal Revenue Service Form 5500 at December 31, 2000 and 1999:

                                                     2000             1999
                                                     ----             ----
         Assets available for benefits
           per the financial statements          $820,010,997     $816,956,749

         Benefit payments requested
           by participants which have not
           yet been paid at December 31            (1,372,311)      (1,124,402)
                                                 ------------     ------------
         Assets available for benefits
           per the Form 5500                     $818,638,686     $815,832,347
                                                 ============     ============

                    SUNOCO, INC. CAPITAL ACCUMULATION PLAN
                   NOTES TO FINANCIAL STATEMENTS (Continued)


5.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (Continued)
         -------------------------------------------------------------

         The following is a reconciliation of benefits paid to participants per the financial statements to the Internal Revenue Service Form 5500 for the years ended December 31, 2000 and 1999:

                                                     2000             1999
                                                     ----             ----

         Benefits paid to participants per
           the financial statements               $63,603,231      $60,826,386

         Benefit payments requested by
           participants which have not yet
           been paid at December 31                 1,372,311        1,124,402

         Benefit payments requested by
           participants during the preceding
           year which were paid during the         (1,124,402)        (378,138)
           current year                           -----------      -----------

         Benefits paid to participants per
           the Form 5500                          $63,851,140      $61,572,650
                                                  ===========      ===========

         Withdrawals requested by participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                                 SUNOCO, INC.
                           CAPITAL ACCUMULATION PLAN
                                    PN 002
                                E.I. 23-1743282
                              SCHEDULE H, Line 4:
                   SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               DECEMBER 31, 2000


                                                Description of Investment,
                                                 Including Maturity Date,
Identity of Issue, Borrower, Lessor               Rate of Interest, Par                       Cost                  Current
or Similar Party                                    or Maturity Value                        Value                   Value
-----------------------------------             --------------------------                   ------                 -------
Loans Receivable from Participants          7.75% - 9.50% with various maturity
                                            dates (last maturity date - 9/24/2010)        $         --             $ 17,098,921
                                                                                          ============             ============

ITEM 14.   EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)        The following document is filed as part of this report:

           3.   Exhibits:

                23.1 - Consent of Ernst & Young LLP for the Sunoco, Inc. Capital
                       Accumulation Plan.

                                 EXHIBIT INDEX

Exhibit
Number                              Exhibit
-------                             -------


23.1       Consent of Ernst & Young LLP for the Sunoco, Inc. Capital
           Accumulation Plan.


                                       1